SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 5 of its Bylaws, to participate in the Company’s Annual and Extraordinary Shareholders’ Meetings (“AESM” or “Meetings”), to be held on April 28, 2022, at 11:00 am, in an exclusively digital format, through the Zoom Meetings platform, according to CVM Instruction 481, of December 17, 2009, as amended by CVM Instruction 622, of April 17, 2020 (“CVM Instruction 481”), to resolve on the following agenda:

ANNUAL SHAREHOLDERS’ MEETING

I.	Examine the management accounts, discuss, and vote on the Company’s financial statements for the fiscal year ended December 31, 2021, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion, and Summarized Annual Report of the Audit Committee.
II.	Resolve on the allocation of the net income for the fiscal year ended December 31, 2021, and the distribution of dividends.
III.	Set the number of members to compose the Board of Directors for a term of office until the 2024 Annual Shareholders’ Meeting.
IV.	Elect the members of the Board of Directors for a term of office until the 2024 Annual Shareholders’ Meeting and appoint the Chairman of the Board of Directors.
V.	Set the number of members to compose the Fiscal Council for a term of office until the 2023 Annual Shareholders’ Meeting.
VI.	Elect the members of the Fiscal Council for a term of office until the 2023 Annual Shareholders’ Meeting.
VII.	Establish the overall annual compensation of the Company’s Management and members of the Audit Committee and Fiscal Council for the 2022 fiscal year.

EXTRAORDINARY SHAREHOLDERS' MEETING

I.	Appoint the members of the Audit Committee.
II.	Amend the Company’s Bylaws to implement the following changes: (a) change paragraph two of article 9 to emphasize compliance with Federal Law 13,303/2016, (b) change item XXII of article 14 to update the value of the transactions that shall be submitted to the Board of Directors, (c)

change article 20 to reorganize specific authorities of the Executive Board by (c.1) excluding subitems “d” and “g” of item X of paragraph two, (c.2) transferring the provisions of items “d” and “g” of item of X paragraph two to items VIII and IX of paragraph four, and (c.3) excluding the wording previously in effect of item VIII.

III.	Consolidate the Company’s Bylaws.

Information to the Shareholders:

The Meetings will be held exclusively online, according to CVM Instruction 481, and Shareholders are allowed to participate (i) in person or by a proxy, through the electronic platform at the time defined for the AESM, or (ii) by sending a voting instruction before the AESM, through a Remote Voting Form.

The rules and procedures for shareholders’ participation in the General Meetings are detailed in the Manual to Participate in the Meeting, and the information about the matters to be resolved at the Meetings are detailed in the Management Proposal (Portuguese only), both of which are available on the Company’s Investor Relations website (https://ri.sabesp.com.br/), and on the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

I.	Participation through the electronic platform

Shareholders who wish to participate in the Meetings via the digital platform made available by the Company shall send the documents necessary for participation, as described in the Manual to Participate in the Meeting, until 11:00 a.m. of April 26, 2022, to the Company’s headquarters, at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, or email them to sabesp.ri@sabesp.com.br, to the care of the Investor Relations Department (Superintendência de Captação de Recursos e Relações com Investidores).

It should be noted that the personal data and documents requested for accreditation and participation in the Meetings will be used exclusively for this purpose according to article 7, item II, of Law 13,709/2018 (compliance with legal obligation), based on Brazilian Corporation Law and correlating regulations.

After analyzing the documents, the Company will email Shareholders with the access link to the AESM, including specific access instructions. The access to the AESM will be restricted to Shareholders and/or their representatives or proxies accredited within the term defined by the Company, who will receive an individual invitation with specific instructions to access the digital platform.

II. Participation through Remote Voting Form

If Shareholders decide to participate in the AESM through a remote voting form, they must (a) send filling instructions of the Remote Voting Form to service providers for the collection and transmission of instructions for filling out these documents (custody agents or bookkeeping agent of the shares issued by the Company), provided that such instructions are received within up to seven (7) days before the Meetings; or (b) send the Remote Voting Form directly to the Company, provided that the instructions are received within seven (7) days before the AESM, and any Remote Voting Forms received by the

Company after this deadline will be disregarded. The submission of the Remote Voting Form to the custodian agent shall comply with the applicable rules and procedures indicated by them, while the Remote Voting Forms directly sent to the Company shall be accompanied by the documents indicated in the Manual for Participation in the Meeting and addressed to the Company’s headquarters, at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, or emailed to sabesp.ri@sabesp.com.br, to the care of the Investor Relations Department (Superintendência de Captação de Recursos e Relações com Investidores).

Shareholders who send their Remote Voting Forms may participate in the Meetings via the digital system. However, should they exercise their voting right at the respective Meeting, their Remote Voting Forms will be fully disregarded and the votes cast at the Meeting will be considered valid.

III. Requests for a Multiple Vote

To request the adoption of a multiple vote for the election of the Board of Directors’ members, according to CVM Instruction 165, of December 11, 1991, as amended, the applicants must represent at least 5% of the Company’s voting capital and may exercise this option up to 48 hours before the Meetings.

The Company emphasizes the importance that any requests for a multiple vote be made in advance, to facilitate their processing by the Company and the participation of other Brazilian and foreign Shareholders.

The other rules and procedures for shareholder participation in the Meetings are detailed in the Manual to Participate in the Meeting, available on the Company’s Investor Relations website (https://ri.sabesp.com.br) and the website of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br).

São Paulo, March 24, 2022.

Mario Engler Pinto Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 24, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.